September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 346-7995

Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer
National Oilwell Varco, Inc.
10000 Richmond Avenue
Houston, Texas
77042-4200

> **Re:** **National Oilwell Varco, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2007**
> **File No. 001-12317**

Dear Mr. Miller:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion & Analysis, page 24

General Overview, page 24

1.   You disclose that the company strives to offer compensation opportunities "in the median range" of the oilfield peer group of companies described on page 25. Please disclose the specific percentile targeted for each element of compensation. In addition, for each element of compensation, discuss actual compensation paid relative to the targeted amount. Similar to the discussion provided regarding the reasons for the base salary adjustments, for each other element of compensation, include an explanation of the divergence, if any, from a targeted percentile and the percentile represented by actual compensation paid during the fiscal year. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 26

2.   Although you disclose that you do not assign specific weight to factors such as individual performance and responsibility when evaluating a named executive officer, disclose all of the factors that are considered in evaluating each named executive officer and discuss how you applied any factors in the evaluative process during the last fiscal year. Please disclose any pre-established individual goals set for an officer and discuss the qualitative and if applicable, quantitative review of such goals by the committee. Provide specific examples of an individual's contribution to company performance if considered by the committee in determining the individual's level of compensation. See Item 402(b)(1)(v) and generally, Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentive Award, page 26

3.   Disclose the "certain specified operating profit targets" that were based on the company's financial plan for fiscal 2006, the "predetermined capital employed" target for fiscal 2006 and if known, the financial and operating performance targets for the following fiscal year. To the extent you believe that disclosure of any corporate and individual performance goals is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

4.   Identify the specific percentage of each named executive officer's bonus that is tied to the financial and operating performance of the company. Include an analysis of how the percentage amount for a respective named executive officer was determined. Moreover, to facilitate an understanding of how the formula disclosed on page 27 works in practice, provide an illustrative example.

5.   We refer you to Instruction 1 to Item 402(b) of Regulation S-K. Your disclosure of the reasons for the maximum bonus payout of 200% of the target incentive level lacks the analysis needed to facilitate an understanding of how the payout amounts were determined.   Please clarify the statement that "structure and performance measures…described above…" resulted in the payout level determination.   In addition, your discussion on page 26 suggests that numerous operating targets are established, yet your discussion on page 27 refers to the achievement of only one operating profit target and indicates that the achievement of one target factored into the bonus being paid. Please clarify your disclosure accordingly.

6.   We direct you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain in the Compensation Discussion and Analysis section the distinctions in termination pay-outs available to the named executive officers. Similarly, please explain the distinctions in options awarded and the non-equity incentive plan compensation awarded during fiscal 2006 to Mr. Miller relative to the other named executive officers.

Compensation of the Chief Executive Officer, page 30

7.   We direct you to Item 402(b)(1)(v) of Regulation S-K.   Please provide an analysis of specific goals and qualitative assessments used in evaluating the Chief Executive Officer during fiscal 2006 and his level of overall achievement of targeted qualitative and quantitative goals.   For example, explain what aspects of his performance or success in "achieving the company's strategic objectives" in a given year contributed to the determination of his compensation package.

Potential Payments Upon Termination or Change of Control, page 36

8.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the agreements and change of control plans. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Grants of Plan-Based Awards, page 41

9.   On pages 26-28 you disclose the minimum, target and maximum performance levels established pursuant to the annual non-equity incentive plan. Please either provide the information required by Item 402(d)(2)(iii) of Regulation S-K or explain why such disclosure is not required.

Outstanding Equity Awards at Fiscal Year End, page 42

10.   We refer you to Instruction 2 to Item 402(f)(2) of Regulation S-K. Please provide the vesting dates of the restricted stock awards granted to Mr. Miller.

Nonqualified Deferred Compensation, page 44

11.   We refer you to the Instruction to Item 402(i)(2) of Regulation S-K. Please provide a footnote quantifying the extent to which the amounts reported in the contributions and earnings columns are reported in the Summary Compensation Table.

Director Compensation, page 46

12.   We refer you to Item 402(k)(2)(iv) and the accompanying instructions. Please provide the disclosure regarding the assumptions made with respect to the valuation of the amounts recorded in the option awards column. See the Instruction to Item 402(k) indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k) of Regulation S-K. Moreover, provide a footnote disclosing the aggregate number of option awards outstanding as of the fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

        Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor